UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2005            File No.    0-51324

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite#1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated September 6, 2005

2.

News Release dated September 7, 2005

3.

News Release dated September 15, 2005

4.

News Release dated September 20, 2005

5.

News Release dated September 29, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: October 3, 2005	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

Dejour to Drill Tinsley Deep Gas-Condensate Prospect in Yazoo County Mississippi

Dejour Enterprises Ltd. (TSX-V: DJE)
Shares Issued: 25,845,058
Last Close: 09/06/2005 - $0.60

September 6, 2005 – News Release

Robert L. Hodgkinson, Chairman & CEO, reports the Company has purchased a 43% interest in the Tinsley Deep Gas Prospect located in the central portion of Yazoo County Mississippi.  The prospect includes 5,225 gross acres and 4,786 net acres covering all rights below the base of the Hosston Formation (Jurassic system).  The operator proposes the drilling of a test well to 12,000’ in the 4th quarter of 2005 sufficient to test both the Smackover and Norphlet formations which appear on 45 square miles of excellent quality 3D seismic data to be draped over the entirety of a large Louann age piercement salt dome. The initial well will be drilled on the up thrown side of a down to the north faulted anticline with indicated 4 way closure that could exceed 2400’.

The operator’s combined reserve estimate for Smackover and Norphlet reservoirs exceed 633 BCF gas and 13.8 MMBO.

The Tinsley Field was discovered in 1939 by Union Producing Company and has produced over 400 Million Barrels of Oil to date from higher up Cretaceous formations.  The highly over pressured Deep Smackover Gas Trend of west-central Mississippi, which exhibits porosities between 8-15%, has produced almost a trillion cubic feet of gas including the state’s most prolific gas well, which alone has produced over 139 BCF gas over two decades and is still producing at significant commercial rates.

The Tinsley Prospect represents a unique opportunity for Dejour.  The rights originally developed and held by Union Producing Company, later becoming Pennzoil Exploration and Production Company, were subsequently sold to Devon.  In 2000 Devon retained an independent petroleum consultant to evaluate the merit of deeper (Jurassic) formations. That independent consultant stated:

“We recommend… the drilling of a 12,100 feet well …to test the Norphlet sandstone in a large closure upthrown on the main down-to-the-north Tinsley fault.  We estimate the Norphlet will be encountered 2,400 feet structurally high to the Conoco Childress No. 1, a well that had mud log gas shows from 70 feet of low permeability Norphlet sandstone.  The Norphlet should be 2,000 feet high to the Jones Berry No. 1 and Nannie Berry No. 1 wells that both tested sweet gas at low rates from the Norphlet.  The prospect closure encompasses over 4,600 acres and has reserve potential of 184 BCF of gas.”

The Consultant further reported:

“Since most of the downdip penetrations have greater than 100 feet of net Norphlet sand the reserve potential could exceed 250 BCF.  The possibility of finding prolific Norphlet sands on a closure this large and pronounced makes this a very attractive exploration opportunity.  The primary risks are sand quality and fault seal.”

Before taking action on the recommendation report, Devon sold its Tinsley interests to Merit Energy Company, a large independent funded by Harvard and Stanford trusts.  Merit, due to it trust obligation, is unable to incur exploration expenditures.

Dejour will pay an unpromoted 43% of its share of acquisition costs (land, brokerage, seismic and processing), being $250,389 USD plus an estimated $1,287,406 USD for drilling and abandonment costs (1/3 for a ¼ basis) to earn in the initial well a 34.9375% WI BPO or 28.21875&% NRI BPO and 29.428126% WI APO or 25.237268% NRI APO.  Dejour would pay its earned interest of completion costs estimated at $370,285 USD.  Dejour intends to reduce its exploration risk in the Tinsley Prospect through farm-out, while maintaining at least a 25% WI.

About Dejour Enterprises Ltd.

Dejour Enterprises Ltd. is a Canadian energy exploration and development company whose mission is to provide superior shareholder value by acquiring and developing unique and rewarding opportunities within today’s burgeoning energy markets. The Company is listed on the TSX Venture Exchange under the symbol (DJE.V). Refer to www.dejour.com for company details or contact Doug Cannaday, President.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

Dejour To Raise US$1.1mm Privately

Dejour Enterprises Ltd. (DJE.V)
Shares Issued: 25,845,058
Last Close: 9/06/2005 - $ 0.60
September 07, 2005 – News Release

Dejour Enterprises Ltd. has agreed to a non-brokered private placement of up to 2.0 million units at US$0.55 (CAD$0.65) per unit, totaling US$1.1mm (CAD$1.3mm), subject to regulatory approval.

The offering will result in the issuance of a maximum of 2mm common shares and 1mm share purchase warrants exercisable at US$0.70 (CAD$0.83), expiring twelve months from the date of closing.  A four month hold period will apply to this placement from the date of closing, expected prior to the end of September, 2005. Dejour will pay a finders’ fee of up to 5% in cash of the amount raised and issue a non transferable warrant to purchase a maximum of 200,000 shares at US$0.70 (CAD$0.83) per share, exercisable for twelve months from the date of closing.

Dejour will earmark these funds for the acquisition, drilling and completion of the Tinsley gas project.

Additionally, the Company proposes to grant stock options to Douglas Cannaday, President & COO, Director, to purchase 200,000 common shares in the capital of the Company, subject to Exchange acceptance, exercisable at a price of CAD$0.60 per share, vesting over a three-year period.

 About Dejour Enterprises Ltd.

Dejour Enterprises Ltd. is a Canadian energy exploration and development company whose mission is to provide superior shareholder value by acquiring and developing unique and rewarding opportunities within today’s burgeoning energy markets. The Company is listed on the TSX Venture Exchange under the symbol (DJE.V). Refer to www.dejour.com for company details or contact Doug Cannaday, President.

 The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

Dejour Expands Athabasca Basin Uranium Holdings to 887,986 acres (359,357 ha.)

Dejour Enterprises Ltd. (TSX-V: DJE)
Shares Issued: 25,845,058
Last Close: 9/14/2005 - $0.63
September 15, 2005 – News Release

Robert L. Hodgkinson, Chairman & CEO, reports the Company has successfully staked four (4) new uranium claims in Saskatchewan’s Athabasca Basin adding 17,225 acres (6,971ha.) to the Company’s holdings.  These new claims are of material interest to the Company and were targeted as a result of Dejour’s successful MEGATEM II airborne electromagnetic survey over its Fleming property.

The survey reveals several previously unknown electromagnetic anomalies two of which trended off Dejour’s original Fleming Project property onto land previously unclaimed. The Company made it a priority to stake the available land immediately.  The new claims are contiguous with Dejour’s Fleming Project claims increasing the project by 25% to 84,819 acres (34,325 hectares).

The Fleming Project was one of the first properties acquired by the Company in the Athabasca Basin where claims were staked to cover identified outcropping uranium mineralization.  Grab samples from mineralization in fractures in diabase dikes cutting the Athabasca sandstone assayed up to 3% U308.  The Company conducted a review of historical exploration data on file with Saskatchewan Industry and Resources which revealed that most of the Fleming Project lands have not previously been explored. J. Allan McNutt, P. Geo., M.A. Sc. is the qualified person on the project.

About the Athabasca Basin

The Athabasca Basin in Northern Saskatchewan, Canada is the largest mineral production camp in North America.  This area hosts the world’s largest and highest grade uranium deposits accounting for 1/3 of the global uranium supply, a figure which is expected to increase significantly by the end of the decade.  Exploration and uranium production in the Basin has support from all levels of governments, institutions, and organizations.

Dejour has the 5th largest mineral holdings in the Basin:

Total Claims – 60

Total permits – 4

Total hectares –359,357

Total acres – 887,987

About Dejour

Dejour Enterprises Ltd. is a Canadian energy exploration and development company whose mission is to provide superior shareholder value by acquiring and developing unique and rewarding opportunities within today’s burgeoning energy markets. The Company is listed on the TSX Venture Exchange under the symbol (DJE). Refer to www.dejour.com for company details or contact Doug Cannaday, President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

Dejour Increases Private Placement to US$1.65mm

Dejour Enterprises Ltd. (TSX-V:DJE)
Shares Issued: 26,060,058
Last Close: 9/19/2005 - $ 0.63
September 20, 2005 – News Release

Dejour Enterprises Ltd. has agreed to increase the  maximum number of units issued for the non-brokered private placement previously announced on September 7, 2005, to 3,000,000 million units at US$0.55 (CAD$0.65) per unit, totaling US$1,650,000 (CAD$1,929,187), subject to regulatory approval.

The offering will result in the issuance of a maximum of 3,000,000 common shares and 1,500,000 share purchase warrants exercisable at US$0.70 (CAD$0.83), expiring twelve months from the date of closing.  A four month hold period will apply to this placement from the date of closing, expected prior to the end of September, 2005. Dejour will pay a finders’ fee of up to 5% in cash of the amount raised and issue a non transferable warrant to purchase a maximum of 300,000 shares at US$0.70 (CAD$0.83) per share, exercisable for twelve months from the date of closing.

Net proceeds will be added to Dejour’s working capital.

 About Dejour Enterprises Ltd.

Dejour Enterprises Ltd. is a Canadian energy exploration and development company whose mission is to provide superior shareholder value by acquiring and developing unique and rewarding opportunities within today’s burgeoning energy markets. The Company is listed on the TSX Venture Exchange under the symbol (DJE). Refer to www.dejour.com for company details or contact Doug Cannaday, President.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

Dejour Increases Private Placement to US$2,475,000

Dejour Enterprises Ltd. (TSX-V:DJE)
Shares Issued: 26,213,058
Last Close: 09/28/2005 - $ 0.65
September 29, 2005 – News Release

Dejour Enterprises Ltd. (the "Corporation") has agreed to increase the maximum number of units issued for the non-brokered private placement previously announced on September 7, 2005 and September 20, 2005 to 4,500,000 units at US$0.55 (CAD$.65) per unit totaling US$2,475,000 (CAD$ 2,925,000), subject to regulatory approval.

The offering will result in the issuance of a maximum of 4,500,000 common shares and 2,250,000 share purchase warrants exercisable at US$0.70 (CAD$0.83), expiring twelve months from the date of closing. A four month hold period will apply to this placement from the date of closing, expected prior to the end of September, 2005. Dejour will pay a finders’ fee of up to 5% in cash of the amount raised and issue non transferable warrants to purchase a maximum of 450,000 shares at US$0.70 (CAD$0.83) per share, exercisable for twelve months from the date of closing.

The private placement is expected to close October 7, 2005.

Net proceeds will be used for oil and gas exploration and will be added to Dejour’s working capital.

About Dejour Enterprises Ltd.

Dejour Enterprises Ltd. is a Canadian energy exploration and development company whose mission is to provide superior shareholder value by acquiring and developing unique and rewarding opportunities within today’s burgeoning energy markets. The Company is listed on the TSX Venture Exchange under the symbol (DJE). Refer to www.dejour.com for company details or contact Doug Cannaday, President.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO
DEJOUR ENTERPRISES LTD.
Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4
Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com